Exhibit 21.1

Subsidiaries of Sinda Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Sinda LLC	Delaware (United States)
SNDA Holding, S. de R.L. de C.V.	Mexico
SNDA Exploración, S. de R.L. de C.V.	Mexico